AMENDED AND RESTATED OPERATING AGREEMENT
OF
SAMREENSVANITY NEWYORK L.L.C.

This Amended and Restated Limited Liability Company Agreement (this "Agreement") of SAMREENSVANITY NEWYORK L.L.C. (the "Company"), a limited liability company organized pursuant to the New York Limited Liability Company Law (as amended from time to time, "New York Law"), is entered into and shall be effective as of March 7, 2024 (the "Effective Date"), by and among the Company and the undersigned Members (as hereinafter defined), and each other Person who becomes a Member after the Effective Date, in accordance with the term of this Agreement.

RECITALS

WHEREAS, an authorized Person executed and filed the Articles of Organization of the Company with the Office of the Secretary of State of the State of New York, dated as of June 11, 2020, thereby forming the Company as a limited liability company under and pursuant to New York Law;

WHEREAS, the Company and the then Members entered into an Operating Agreement of the Company (the "Prior Operating Agreement");

WHEREAS, the Company and the Members now desire to enter into this Agreement upon, and subject to, the terms, covenants and conditions herein stated;

WHEREAS, this Agreement shall completely amend, restate and replace any and all previous governing documents of the Company, including without limitation, the Prior Operating Agreement; and

WHEREAS, this Agreement is being entered into by the Company and the Members of the Company to provide for, among other things, (i) the governance of the Company and (ii) the unitzation of the Company's equity interests from and after the Effective Date.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   **Formation**. The Company is organized as a New York limited liability company pursuant to the provisions of New York Law.

2.   **Name**. The name of the Company is "SAMREENSVANITY NEWYORK L.L.C.", and all business of the Company shall be conducted under that name; provided, however, that the Company may obtain one or more "d/b/a" names for the Company, as determined from time to time by the Managing Member, and shall operate under such name.

3.   **Rules of Construction**. In addition to terms otherwise defined herein, the following defined terms shall have the meanings set forth below.

"Event of Withdrawal of a Member" means the death, retirement, resignation, bankruptcy, liquidation or dissolution of a Member.

"Founder" means Samreen Arshad.

1

"Member" means the members of the Company as of the Effective Date and any other member of the Company admitted pursuant to the provisions hereof after the Effective Date.

"Unit" means one unit of membership interest of the Company. As of the Effective Date, 10,000,000 Units have been issued to the Members set forth on **Schedule A** and 1,500,000 Units are currently reserved for issuance in the form of Incentive Units (as hereinafter defined). The Company is authorized to issue as many Units as deemed necessary or desirable by the Managing Member from time to time, subject to the terms and conditions of this Agreement.

Words used herein, regardless of the number and gender used, shall be deemed to include any number, singular or plural, and any gender, masculine, feminine or neuter, as the context requires, and, unless the context clearly requires otherwise, the words "hereof", "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision or section hereof.

4.   **Purpose**. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under New York Law. The Company shall have all of the powers and privileges conferred by the laws of the State of New York.

5.   **Offices**. The principal business office of the Company, and such additional offices as the Managing Member may determine to establish, shall be located at 2254 W Roscoe St, Chicago, Illinois 60618, or such other place or places inside or outside the State of New York as the Managing Member may designate from time to time.

6.   **Members**. The name, number of Units held and percentage interest in the Company's outstanding equity (the "Percentage Interest") applicable to each Member are set forth on Schedule A attached hereto, as the same may be amended or modified from time to time.

7.   **Term**. The Company shall continue until dissolved in accordance with New York Law.

8.   **Management**. The Company shall be managed by a "Managing Member" appointed and removed by the Founder from time to time. The initial Managing Member shall be the Founder. The Managing Member shall have the right to delegate any portion of its duties as it may determine to officers of the Company (the "Officers"). The Managing Member may appoint one or more Officers who shall have the rights and obligations hereinafter set forth in this Section subject, in each case, to the supervision and authority of the Managing Member and the other terms and conditions of this Agreement. Each Officer shall serve at the pleasure of the Managing Member and may be removed by the Managing Member with or without cause at any time. Each Officer shall serve until his or her successor is duly appointed and qualified or his earlier death, incompetence, resignation or removal.

9.   **Assignments or Transfers of Units**. No Member may sell, assign, pledge or otherwise transfer or encumber their Units to any person or entity without the prior written consent of the Managing Member in its sole discretion, and only upon any such consent and transfer, the transferee of such Units shall be admitted as a substituted Member.

10.   **Additional Members**. The Managing Member shall have the right to admit additional Members upon such terms and conditions, at such time or times, pursuant to such Unit purchase agreements, and for such capital contributions as shall be determined in the Managing Member's discretion; and in connection with any such admission, the Managing Member shall amend **Schedule A** hereof to reflect the name, address, Units and capital contribution of the additional Member.

11.   **Dissolution**. The Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following: (a) the determination of the Managing Member; or (b) the occurrence of any other event requiring a dissolution of the Company under New York Law.

12.   **Continuation of the Company**. The occurrence of an Event of Withdrawal of any Member or all Members, if more than one, shall not result in the dissolution of the Company if, within ninety (90) days after the occurrence of such Event of Withdrawal, the business of the Company is continued by the agreement of all of the remaining Members or their lawful heirs, successors, or assigns, as applicable, who shall thereafter be deemed Members for purposes hereof.

13.   **Limitation on Liability**. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely debts, obligations and liabilities of the Company, and no Member or any Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Officer. The Officers shall not be liable for any acts or omissions, except acts or omissions based on fraud, bad faith or willful misconduct. The Company shall indemnify the Members and Officers to the fullest extent permitted by New York Law.

14.   **Distributions**. Operating profits and losses shall be allocated to the Members holding Units (but not in respect of any Incentive Units), pro rata in accordance with their respective Units (excluding any Incentive Units). Liquidating distributions shall be made to holders of all Units, including, Incentive Unis, pro rata, in accordance with their respective Units and Incentive Units, subject to any vesting, eligibility, distribution threshold and other terms applicable to such Incentive Units. Distributions shall be made to the Members at such times as determined by the Managing Member, provided that no distribution shall be made in violation of applicable law.

15.   **Incentive Units; Phantom Units**. The Managing Member may from time to time issue Units to incentivize employees, advisors, directors, consultants, influencers and other third parties assisting the Company, in such amounts as determined by the Managing Member from time to time ("Incentive Units"), in each case, pursuant to an award agreement in a form approved by the Managing Member, and, if applicable, an equity incentive plan accompanying such award agreement. The rights and obligations belonging to any Member by virtue of such Member's ownership of Incentive Units shall be subject to, and limited by, the terms of the award agreement, which, for the avoidance of doubt, may limit, modify or enhance the rights and obligations of such Member as contemplated under this Agreement. The Managing Member has initially reserved 1,500,000 Units which may be issued in the form of Incentive Units. The number of available Incentive Units may be increased or decreased by the Managing Member from time to time, in its sole discretion. Unless expressly stated to the contrary in any award agreement, the Incentive Units shall be non-voting in all respects.

16.   **Amendment**. The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, prospectively or retroactively solely by the approval of the Managing Member.

[Remainder of page intentionally blank; Signature page and Exhibit to follow.]

IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Operating Agreement of SAMREENSVANITY NEWYORK L.L.C. as of the Effective Date.

MEMBERS:

DocuSigned by:
E02C2522768E463...
SAMREEN ARSHAD

DocuSigned by:
A2403BDC187E424...
HASSAN ARSHAD

DocuSigned by:
AAF457A598D847C...
FATIMA ARSHAD

SCHEDULE A

COMPANY CAPITALIZATION

Last Updated: March 7, 2024

Member Name	Units	Percentage Interest
Samreen Arshad	6,000,000	60.00%
Hassan Arshad	3,500,000	35.00%
Fatima Arshad	500,000	5.00%
Total:	**10,000,000**	**100.00%**